SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

G9618E107

(CUSIP Number)

Robert Seelig, Esq.

Managing Director and General Counsel

White Mountains Insurance Group, Ltd.

80 South Main Street

Hanover, New Hampshire 03755

(603) 640-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9618E107

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Raymond Barrette

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO (1)

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States and Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 179,868(2)

	(8)	Shared Voting Power 43,296(3)

	(9)	Sole Dispositive Power 179,868

	(10)	Shared Dispositive Power 43,296

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 223,164

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 2.9% (4)

14)	Type of Reporting Person (See Instructions) IN

(1)	See Item 3 below.
(2)

Includes (i) 39,868 Common Shares beneficially owned by the Reporting Person directly or indirectly, (ii) 15,000 Common Shares that remain subject to vesting provisions, and (iii) 125,000 options to purchase Common Shares (which options are vested and immediately exercisable). See Item 6 below. No longer includes Common Shares covered by the Proxy described in Item 3 below, which Proxy expired on January 1, 2012.

(3)

Includes (i) 23,795 Common Shares held in the name of the Reporting Person’s wife and dependent child, (ii) 15,552 Common Shares held in trusts for the benefit of the Reporting Person’s children and over which the Reporting Person or his wife share voting and dispositive power, and (ii) 3,949 Common Shares held by the Reporting Person’s family charitable foundation (in which the Reporting Person has no pecuniary interest).

(4)	Percentage calculated using denominator of 7,702,800 (7,577,800 plus the Reporting Person’s vested options).

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the Common Shares, par value $1.00 per share (the “ Common Shares “), of White Mountains Insurance Group, Ltd. (the “ Company “). The principal executive offices of the Company are located at 80 South Main Street, Hanover, New Hampshire 03755.

Item 2.	Identity and Background

(a)   The name of the person filing this Amendment No. 2 to Schedule 13D (the “ Reporting Person “) is Raymond Barrette.

(b)   The business address of the Reporting Person is the address of the principal executive offices of the Company set forth in Item 1 above.

(c)   The Reporting Person is the Chairman and Chief Executive Officer of the Company. The principal businesses of the Company are conducted through its subsidiaries and affiliates in the businesses of property and casualty insurance and reinsurance. The address of the Company is set forth in Item 1 above.

(d)   The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)   The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States and Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The proxy (the “Proxy”) that Mr. John J. Byrne, Jr. and his wife, Dorothy M. Byrne, granted the Reporting Person on January 22, 2007 over certain shares (which, at the time of grant, totaled 708,107 shares) expired on January 1, 2012.  No consideration was paid for the Proxy.  A copy of the Proxy was filed with the Reporting Person’s initial Schedule 13D as Exhibit 1.

In 2007, the Reporting Person received certain equity grants in connection with his rejoining the Company in his current position.  See Item 6 below.  The terms of the equity grants were amended by mutual agreement in 2010, as described in an 8-K filed by the Company on March 29, 2010.  In addition to the equity awards described above, the Reporting Person has acquired beneficial ownership of Common Shares over time through other equity-based compensation awarded by the Company, open market and private purchases from personal funds, benefit plan accumulation and an in-kind distribution of Common Shares from deferred compensation accounts.

Item 4.	Purpose of Transaction
As a result of the expiration of the Proxy, the Reporting Person is no longer a beneficial owner of 5% of the Company’s outstanding Common Shares, and will no longer be a Schedule 13D filer.

Item 5.	Interest in Securities of the Issuer

(a)   See lines (11) and (13) on the cover page of this Amendment No. 2 to Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by the Reporting Person.

(b)   See lines (7) through (10) on the cover page of this Amendment No. 2 to Schedule 13D for the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition (including with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared).

(c)   During the 60 days prior to the filing of this Schedule 13D by the Reporting Person, the Reporting Person made gifts of 1,725 Common Shares to his family’s charitable foundation.

(d)   Not applicable.

(e)   January 1, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 20, 2007, the Reporting Person assumed his current position as Chairman and Chief Executive Officer of the Company. In connection therewith, the Compensation Committee of the Board of Directors and the Board of Directors of the Company approved an equity grant that included the following (the “Equity Grants”): (1) 200,000 seven-year options vesting in equal annual installments over five years, with an initial exercise price of $650 per share escalating each year by 5% less the annual regular dividend rate (the “Seven Year Options”), (2) 35,000 restricted shares vesting in equal annual installments over five years (the “Annual Vesting Restricted Shares “), and (3) 15,000 restricted shares vesting in the event of a change of control of the Company within the next five years (the “ Change of Control Restricted Shares “).  In 2010, the Seven Year Options were amended as follows: (i) the term for exercise was extended by three years, (ii) the exercise price was frozen at $742, (iii) 75,000 of the 200,000 options were extinguished and (iv) the potential in-the-money value in excess of $100 million was limited to 50% of the value in excess of $100 million.  In addition, the vesting terms of the Change of Control Restricted Shares were amended to replace the change of control vesting trigger with time vesting, to occur in three equal annual tranches beginning on January 20, 2013.

Provisions of the Equity Grants that differ from the terms contained in the Company’s Long-Term Incentive Plan (“LTIP “) include the following: (1) in the event of a change in control of the Company or if the Reporting Person is terminated without cause, all unvested options and restricted shares will immediately vest, (2) the definition of “change in control” is the same as in the LTIP except that, in certain circumstances, John J. Byrne, Jr. becoming the beneficial owner of 35% or more of the Company’s common shares shall be a change in control, and (3) upon the occurrence of a dilutive event described in Section 15 of the LTIP (such as a stock split, extraordinary dividend or other similar event), the Reporting Person’s option grant shall be required to be adjusted in an equitable manner as determined by the Compensation Committee of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2012

/s/ Raymond Barrette
RAYMOND BARRETTE